Exhibit 21

Subsidiaries of Registrant	Jurisdiction of Incorporation or Organization
SAIC International Holdings, Inc.	Delaware
SAIC Gemini Huntsville, LLC	Delaware
Scitor Holdings, Inc.	Delaware
Scitor Corporation	Delaware
Odyssey Drive I, Ltd.	California
Kinsey Technical Services, Inc.	Delaware